The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell the Notes and we are not soliciting an offer to buy the Notes in any state where the offer or sale is not permitted.

Subject to Completion. Dated February 8, 2019

Pricing Supplement dated February , 2019 (To the Prospectus dated March 30, 2018, the Prospectus Supplement dated July 18, 2016 and the Index Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

$ Absolute Return Knock-Out Notes Due February 10, 2021 Linked to the S&P 500® Index Global Medium-Term Notes, Series A

General

•	Unlike ordinary debt securities, the Notes do not pay interest. Instead, as described below, if a Knock-Out Event has not occurred, the Notes offer an unleveraged positive return based on any potential appreciation or depreciation of the Underlier from the Initial Underlier Value to the Final Underlier Value. If a Knock-Out Event has occurred, investors will receive a return equal to the Fixed Return. A Knock-Out Event occurs if (a) on any day during the Monitoring Period, the Closing Level of the Underlier is greater than the Upper Barrier Value or less than the Lower Barrier Value or (b) the Final Underlier Value is greater than the Upper Barrier Value or less than the Lower Barrier Value. Investors should be willing to forgo dividend payments and, if a Knock-Out Event has occurred, be willing to receive a return equal to the Fixed Return at maturity.

•	Unsecured and unsubordinated obligations of Barclays Bank PLC

•	Minimum denominations of $10,000 and integral multiples of $1,000 in excess thereof

•	The Notes are expected to price on or about February 8, 2019† (the “Pricing Date”) and are expected to issue on or about February 13, 2019† (the “Issue Date”).

Key Terms	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
Issuer:	Barclays Bank PLC
Reference Asset*:	The S&P 500® Index (Bloomberg ticker symbol “SPX<Index>”) (the “Underlier”)
Payment at Maturity:

If a Knock-Out Event has not occurred, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note that will provide a return equal to the Absolute Value Return, calculated as follows:

$1,000 + ($1,000 × Absolute Value Return)

If a Knock-Out Event has not occurred and the Final Underlier Value is greater than the Initial Underlier Value, you will receive a positive 1% return on the Notes for each 1% that the Final Underlier Value is greater than the Initial Underlier Value. This return in this scenario will not exceed 20.00%. In addition, if a Knock-Out Event has not occurred and the Final Underlier Value is less than the Initial Underlier Value, you will receive a positive 1% return on the Notes for each 1% that the Final Underlier Value is less than the Initial Underlier Value. This return in this scenario will not exceed 23.50%.

If a Knock-Out has occurred, you will receive a cash payment on the Maturity Date per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Fixed Return)

Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS- 4 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

U.K. Bail-in Power Acknowledgment:	Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-4 of this pricing supplement.
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Absolute Value Return:	The absolute value of the Underlier Return. For example, a -5% Underlier Return will result in a +5% Absolute Value Return. Similarly, a 10% Underlier Return will result in a +10% Absolute Value Return.
Upper Barrier Value:	, which is 120.00% of the Initial Underlier Value (rounded to two decimal places)
Lower Barrier Value:	, which is 76.50% of the Initial Underlier Value (rounded to two decimal places)
Knock-Out Event:	A Knock-Out Event occurs if (a) on any day during the Monitoring Period, the Closing Level of the Underlier is greater than the Upper Barrier Value or less than the Lower Barrier Value or (b) the Final Underlier Value is greater than the Upper Barrier Value or less than the Lower Barrier Value. If a Knock-Out Event has occurred, investors will receive a return equal to the Fixed Return.
Monitoring Period:	Each scheduled trading day from but excluding the Pricing Date to but excluding the first Averaging Date on which no market disruption event occurs
Fixed Return:	2.00%
Initial Underlier Value:	, which is the Closing Level of the Underlier on the Pricing Date
Final Underlier Value:	The arithmetic average of the Closing Levels of the Underlier on the Averaging Dates (rounded to two decimal places)
Closing Level*:	Closing Level has the meaning set forth under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement.
Averaging Dates†:	February 1, 2021, February 2, 2021, February 3, 2021, February 4, 2021 and February 5, 2021. The final Averaging Date, February 5, 2021, is the “Final Valuation Date.”
Maturity Date†:	February 10, 2021
(Key Terms continued on the next page)

	Initial Issue Price[1,2]	Price to Public	Agent’s Commission[2]	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	1.50%	98.50%
Total	$●	$●	$●	$●

[1]	Our estimated value of the Notes on the Pricing Date, based on our internal pricing models, is expected to be between $964.00 and $978.60 per Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-13 of this pricing supplement.

[2]	J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes. The placement agents will forgo fees for sales to fiduciary accounts. The total fees represent the amount that the placement agents receive from sales to accounts other than such fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates that will not exceed $15.00 per Note.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

JPMorgan Placement Agent

(Key Terms continued from previous page)
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06747MDT0 / US06747MDT09

*	If the Underlier is discontinued or if the sponsor of the Underlier fails to publish the Underlier, the Calculation Agent may select a successor underlier or, if no successor underlier is available, will calculate the value to be used as the Closing Level of the Underlier. In addition, the Calculation Agent will calculate the value to be used as the Closing Level of the Underlier in the event of certain changes in or modifications to the Underlier. For more information, see “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

†	Expected. In the event that we make any change to the expected Pricing Date or Issue Date, the Averaging Dates and/or the Maturity Date may be changed so that the stated term of the Notes remains the same. Each Averaging Date may be postponed if that Averaging Date is not a scheduled trading day or if a market disruption event occurs on that Averaging Date as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Index of Equity Securities as a Reference Asset” in the accompanying prospectus supplement. In addition, the Maturity Date will be postponed if that day is not a business day or if the Final Valuation Date is postponed as described under “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement.

Additional Terms Specific to the Notes

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 and the index supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement and the index supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated March 30, 2018:

http://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•	Prospectus supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

•	Index supplement dated July 18, 2016:

http://www.sec.gov/Archives/edgar/data/312070/000110465916133002/a16-14463_22424b3.htm

Our SEC file number is 1-10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

Consent to U.K. Bail-in Power

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is an European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

What Is the Total Return on the Notes at Maturity, Assuming a Range of Performances for the Underlier?

The following table and examples illustrate the hypothetical payment at maturity and the hypothetical total return on the Notes. The “total return” as used in this pricing supplement is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note to $1,000. The table and examples set forth below assume a hypothetical Initial Underlier Value of 100.00, a hypothetical Upper Barrier Value of 120.00 (120.00% of the hypothetical Initial Underlier Value), a hypothetical Lower Barrier Value of 76.50 (76.50% of the hypothetical Initial Underlier Value) and the Final Underlier Values set forth below. The actual Initial Underlier Value, Upper Barrier Value and Lower Barrier Value will be determined on the Pricing Date, and the actual Final Underlier Value will be the arithmetic average of the Closing Levels of the Underlier on the Averaging Dates. The hypothetical Initial Underlier Value of 100.00 has been chosen for illustrative purposes only and may not represent a likely actual Initial Underlier Value. For historical Closing Levels of the Underlier, see the historical information set forth under the section titled “The S&P 500® Index” below. Each hypothetical payment at maturity or total return set forth below is for illustrative purposes only and may not be the actual payment at maturity or total return applicable to a purchaser of the Notes. The numbers appearing in the following table and examples have been rounded for ease of analysis. The table and examples below do not take into account any tax consequences from investing in the Notes.

Final Underlier Value	Underlier Return	Absolute Value Return	A Knock-Out Event Has Not Occurred(1)		A Knock-Out Event Has Occurred(1)
			Payment at Maturity	Total Return on Notes	Payment at Maturity	Total Return on Notes
200.00	100.00%	N/A	N/A	N/A	$1,020.00	2.00%
190.00	90.00%	N/A	N/A	N/A	$1,020.00	2.00%
180.00	80.00%	N/A	N/A	N/A	$1,020.00	2.00%
170.00	70.00%	N/A	N/A	N/A	$1,020.00	2.00%
160.00	60.00%	N/A	N/A	N/A	$1,020.00	2.00%
150.00	50.00%	N/A	N/A	N/A	$1,020.00	2.00%
140.00	40.00%	N/A	N/A	N/A	$1,020.00	2.00%
130.00	30.00%	N/A	N/A	N/A	$1,020.00	2.00%
120.00	20.00%	20.00%	$1,200.00	20.00%	$1,020.00	2.00%
110.00	10.00%	10.00%	$1,100.00	10.00%	$1,020.00	2.00%
105.00	5.00%	5.00%	$1,050.00	5.00%	$1,020.00	2.00%
102.00	2.00%	2.00%	$1,020.00	2.00%	$1,020.00	2.00%
101.00	1.00%	1.00%	$1,010.00	1.00%	$1,020.00	2.00%
100.00	0.00%	0.00%	$1,000.00	0.00%	$1,020.00	2.00%
99.00	-1.00%	1.00%	$1,010.00	1.00%	$1,020.00	2.00%
98.00	-2.00%	2.00%	$1,020.00	2.00%	$1,020.00	2.00%
95.00	-5.00%	5.00%	$1,050.00	5.00%	$1,020.00	2.00%
90.00	-10.00%	10.00%	$1,100.00	10.00%	$1,020.00	2.00%
80.00	-20.00%	20.00%	$1,200.00	20.00%	$1,020.00	2.00%
76.50	-23.50%	23.50%	$1,235.00	23.50%	$1,020.00	2.00%
70.00	-30.00%	N/A	N/A	N/A	$1,020.00	2.00%
60.00	-40.00%	N/A	N/A	N/A	$1,020.00	2.00%
50.00	-50.00%	N/A	N/A	N/A	$1,020.00	2.00%
40.00	-60.00%	N/A	N/A	N/A	$1,020.00	2.00%
30.00	-70.00%	N/A	N/A	N/A	$1,020.00	2.00%
20.00	-80.00%	N/A	N/A	N/A	$1,020.00	2.00%
10.00	-90.00%	N/A	N/A	N/A	$1,020.00	2.00%
0.00	-100.00%	N/A	N/A	N/A	$1,020.00	2.00%

(1) A Knock-Out Event occurs if (a) on any day during the Monitoring Period, the Closing Level of the Underlier is greater than the Upper Barrier Value or less than the Lower Barrier Value or (b) the Final Underlier Value is greater than the Upper Barrier Value or less than the Lower Barrier Value.

Hypothetical Examples of Amount Payable at Maturity

The following examples illustrate how the payment at maturity and total return in different hypothetical scenarios are calculated.

Example 1: A Knock-Out Event has not occurred and the value of the Underlier increases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 110.00, resulting in an Underlier Return of 10.00%.

Because a Knock-Out Event has not occurred and the Underlier Return is 10.00%, the Absolute Value Return is 10% and the investor receives a payment at maturity of $1,100.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Absolute Value Return)

$1,000 + ($1,000 × 10.00%) = $1,100.00

The total return on the Notes is 10.00%.

Example 2: A Knock-Out Event has not occurred and the value of the Underlier decreases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 85.00, resulting in an Underlier Return of -15.00%.

Because a Knock-Out Event has not occurred and the Underlier Return is -15.00%, the Absolute Value Return is 15% and the investor receives a payment at maturity of $1,150.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Absolute Value Return)

$1,000 + ($1,000 × 15.00%) = $1,150.00

The total return on the Notes is 15.00%.

Example 3: A Knock-Out Event has occurred and the value of the Underlier increases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 130.00, resulting in an Underlier Return of 30.00%.

Because a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,020.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Fixed Return)

$1,000 + ($1,000 × 2.00%) = $1,020.00

The total return on the Notes is 2.00%.

Example 4: A Knock-Out Event has occurred and the value of the Underlier decreases from the Initial Underlier Value of 100.00 to a Final Underlier Value of 95.00, resulting in an Underlier Return of -5.00%.

Because a Knock-Out Event has occurred, the investor receives a payment at maturity of $1,200.00 per $1,000 principal amount Note, calculated as follows:

$1,000 + ($1,000 × Fixed Return)

$1,000 + ($1,000 × 2.00%) = $1,020.00

The total return on the Notes is 2.00%.

Selected Purchase Considerations

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

•	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You anticipate that a Knock-Out Event will not occur, and you are willing and able to accept the risk that, if a Knock-Out Event occurs, you will receive only a return equal to the Fixed Return at maturity.

•	You are willing and able to accept that, if a Knock-Out Event does not occur, any return potential of the Notes is limited to 20.00% if the Final Underlier Value is greater than the Initial Underlier Value or 23.50% if the Final Underlier Value is less than the Initial Underlier Value.

•	You are willing and able to accept the risks associated with an investment linked to the performance of the Underlier, as explained in more detail in the “Selected Risk Considerations” section of this pricing supplement.

•	You understand and accept that you will not be entitled to receive dividends or distributions that may be paid to holders of the securities composing the Underlier, nor will you have any voting rights with respect to the securities composing the Underlier.

•	You do not seek an investment for which there will be an active secondary market and you are willing and able to hold the Notes to maturity.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be a suitable investment for you if any of the following statements are true:

•	You seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You anticipate that a Knock-Out Event will occur, or you are unwilling or unable to accept the risk that, if a Knock-Out Event occurs, you will receive only a return equal to the Fixed Return.

•	You are unwilling and unable to accept that, if a Knock-Out Event does not occur, any return potential of the Notes is limited to 20.00% if the Final Underlier Value is greater than the Initial Underlier Value or 23.50% if the Final Underlier Value is less than the Initial Underlier Value.

•	You are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underlier, as explained in more detail in the “Selected Risk Considerations” section of this pricing supplement.

•	You seek an investment that entitles you to dividends or distributions on, or voting rights related to, the securities composing the Underlier.

•	You seek an investment for which there will be an active secondary market and/or you are unwilling or unable to hold the Notes to maturity.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set forth in this pricing supplement, the prospectus, the prospectus supplement and the index supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

Tax Consequences

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

Assuming the treatment described above is correct, and based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement. The remainder of this discussion assumes that this treatment is correct. Regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, even though we will not be required to make any payment with respect to the Notes prior to maturity. Upon a sale or exchange (including redemption at maturity), you generally will recognize taxable income or loss equal to the difference between the amount received from the sale or exchange and your adjusted tax basis in the Notes. You generally must treat any income as interest income and any loss as ordinary loss to the extent of previous interest inclusions, and the balance as capital loss. The deductibility of capital losses is subject to limitations.

Special rules may apply if all the remaining payments on a Note become fixed substantially contemporaneously. For this purpose, payments will be treated as fixed if the remaining contingencies with respect to them are remote or incidental. Under these rules, you would be required to account for the differences between the originally projected payments and the fixed payments in a reasonable manner over the periods to which the differences relate. In addition, you would be required to make adjustments to, among other things, your accrual periods and your basis in the Note. The character of any gain or loss on a taxable disposition of your Note also could be affected.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

After the original issue date, you may obtain the comparable yield and the projected payment schedule by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-6428. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual cash settlement amount that we will pay on the Notes.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders. We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to the excess (if any) of the Payment at Maturity over the face amount of the Notes, although the Internal Revenue Service (the “IRS”) could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2021 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

You should review the section entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to Non-U.S. Holders—Foreign Account Tax Compliance Withholding” in the accompanying prospectus supplement. The discussion in that section is modified to reflect regulations proposed by the U.S. Treasury Department indicating an intent to eliminate the requirement under FATCA of withholding on gross proceeds (other than amounts treated as interest) of the disposition of financial instruments. The U.S. Treasury Department has indicated that taxpayers may rely on these proposed regulations pending their finalization.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier or any of the securities composing the Underlier. These risks are explained in more detail in the “Risk Factors” section of the prospectus supplement, including but not limited to the risk factors discussed under the following headings:

•	“Risk Factors—Risks Relating to the Securities Generally”; and

•	“Risk Factors—Additional Risks Relating to Securities with Reference Assets That Are Equity Securities, Indices of Equity Securities or Exchange-Traded Funds that Hold Equity Securities.”

In addition to the risks discussed under the headings above, you should consider the following:

•	You May Receive No More Than the Fixed Return — If a Knock-Out Event has occurred, you will receive a return equal to the Fixed Return. Therefore, you may not receive a return on the Notes beyond the Fixed Return. Even if a Knock-Out Event has not occurred, the return on the Notes may be less than the amount that would be paid on a conventional debt security of the Issuer of comparable maturity if the Underlier does not appreciate or depreciate sufficiently over the term of the Notes.

•	Your Potential for a Positive Return on the Notes from Appreciation or Depreciation of the Underlier is Limited — The Absolute Value Return feature applies only if a Knock-Out Event has not occurred. Thus, any return potential of the Notes in the event that the Final Underlier Value is greater than the Initial Underlier Value is limited to 20.00% and any return in the event the Final Underlier Value is less than the Initial Underlier Value is limited to 23.50%. If a Knock-Out Event occurs, any return will be limited to the Fixed Return, regardless of any appreciation or depreciation in the Final Underlier Value from the Initial Underlier Value, which may be significant.

•	Credit of Issuer — The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•	No Interest Payments — As a holder of the Notes, you will not receive interest payments.

•	Contingent Repayment of Principal Applies Only at Maturity — You should be willing to hold your Notes to maturity. Although the Notes provide for the repayment of your principal at maturity whether or not a Knock-Out Event occurs, if you sell your Notes prior to maturity in the secondary market, if any, you may have to sell your Notes at a loss relative to your initial investment. See “Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	The Final Underlier Value Is Not Based on the Value of the Underlier at Any Time Other Than the Averaging Dates — The Final Underlier Value will be based solely on the arithmetic average of the Closing Levels of the Underlier on the Averaging Dates, and if a Knock-Out Event has not occurred, the payment at maturity will be based solely on the Final Underlier Value relative to the Initial Underlier Value. Although the value of the Underlier on the Maturity Date or at other times during the term of your Notes may be different from the Closing Level of the Underlier on the Averaging Dates, you will not benefit from the value of the Underlier at any time other than on the Averaging Dates. Therefore, if a Knock-Out Event has not occurred, the payment at maturity may be significantly less than it would otherwise have been had the Final Underlier Value been determined based on the Closing Levels on days other than the Averaging Dates.

•	Owning the Notes Is Not the Same as Owning the Securities Composing the Underlier — The return on your Notes may not reflect the return you would realize if you actually owned the securities composing the Underlier. For instance, as a holder of the Notes, you will not have voting rights, rights to receive cash dividends or any other distributions or other rights that holders of the securities composing the Underlier would have.

•	The Underlier Reflects the Price Return of the Securities Composing the Underlier, Not the Total Return — The return on the Notes is based on the performance of the Underlier, which reflects changes in the market prices of the securities composing the Underlier. The Underlier is not a “total return” index that, in addition to reflecting those price returns, would also reflect dividends paid on the securities composing the Underlier. Accordingly, the return on the Notes will not include such a total return feature.

•	Many Economic and Market Factors Will Impact the Value of the Notes — In addition to the value of the Underlier on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o	the expected volatility of the Underlier;

o	the time to maturity of the Notes;

o	whether a Knock-Out Event has occurred or is expected to occur;

o	the dividend rates on the securities composing the Underlier;

o	interest and yield rates in the market generally;

o	supply and demand for the Notes;

o	a variety of economic, financial, political, regulatory and judicial events; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes — The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•	The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underlier or its components. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, including determining whether a market disruption event has occurred on any date that the value of the Underlier is to be determined; if the Underlier is discontinued or if the sponsor of the Underlier fails to publish the Underlier, selecting a successor underlier or, if no successor underlier is available, determining any value necessary to calculate any payments on the Notes; and calculating the value of the Underlier on any date of determination in the event of certain changes in or modifications to the Underlier. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

The S&P 500® Index

The Underlier consists of stocks of 500 companies selected to provide a performance benchmark for the U.S. equity markets. For more information about the Underlier, see “Indices—The S&P U.S. Indices” in the accompanying index supplement, as supplemented by the following updated information. Beginning in June 2016 (or July 2017, in the case of IEX), U.S. common equities listed on Cboe BZX, Cboe BYX, Cboe EDGA, Cboe EDGX or IEX were added to the universe of securities that are eligible for inclusion in the Underlier and, effective March 2017, the minimum unadjusted company market capitalization for potential additions to the Underlier was increased to $6.1 billion from $5.3 billion. In addition, as of July 2017, the securities of companies with multiple share class structures are no longer eligible to be added to the Underlier, but securities already included in the Underlier have been grandfathered and are not affected by this change.

Historical Information

The graph below sets forth the historical performance of the Underlier from January 2, 2014 to February 4, 2019, based on the daily Closing Levels of the Underlier. The Closing Level of the Underlier on February 4, 2019 was 2,724.87.

We obtained the Closing Levels of the Underlier from Bloomberg Professional® service, without independent verification. Historical performance of the Underlier should not be taken as an indication of future performance. Future performance of the Underlier may differ significantly from historical performance, and no assurance can be given as to the Closing Level of the Underlier during the term of the Notes, including on any of the Averaging Dates. We cannot give you assurance that the performance of the Underlier will result in a payment at maturity in excess of the principal amount.

* The dotted lines indicate a hypothetical Upper Barrier Value and a hypothetical Lower Barrier Value of 120.00% and 76.50%, respectively, of the Closing Level of the Underlier on February 4, 2019. The actual Upper Barrier Value and Lower Barrier Value will be equal to 120.00% and 76.50%, respectively, of the Initial Underlier Value.

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Certain Employee Retirement Income Security Act Considerations

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the Issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on or prior to the Pricing Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately three months after the initial Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-9 of this pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Pricing Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their Pricing Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Supplemental Plan of Distribution

J.P. Morgan Securities LLC and JPMorgan Chase Bank, N.A. will act as placement agents for the Notes pursuant to separate placement agency agreements with the Issuer. The placement agents will forgo fees for sales to fiduciary accounts. The placement agents will receive a fee from the Issuer or one of its affiliates per Note as specified on the cover of this pricing supplement.

We expect that delivery of the Notes will be made against payment for the Notes on the Issue Date indicated on the cover of this pricing supplement, which is expected to be more than two business days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required, by virtue of the fact that the Notes will initially settle in more than two business days, to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.